SETTLEMENT AND RELEASE AGREEMENT

This SETTLEMENT and RELEASE AGREEMENT ("Agreement") is made and entered into as of this 19th day of July, 2010, by and between Solar Energy, Inc., f/k/a SEI Acquisition, Inc. ("Solar Energy") and Solar Energy Initiatives, Inc., f/k/a NP Capital Corp ("NP Capital"), on the one hand, and David H. Smith, the David H. Smith Trust, SunWorks Solar Systems, Inc. ("SunWorks"), and Sunset Power, Inc., f/k/a Solar Energy, Inc., a Florida corporation, ("Sunset Power"), on the other hand, and together with Solar Energy and Sunset Power, David H. Smith, the David H. Smith Trust, and SunWorks are collectively referred to herein as the "Parties," and individually as a "Party."

RECITALS

A.   WHEREAS, the Parties entered into a Settlement and Release Agreement ("Executed Agreement") on May 28, 2010.

B.   WHEREAS, Solar Energy did not perform its obligations under the Executed Agreement;

C.   WHEREAS, Sunset Power filed its Complaint against Solar Energy to enforce the terms of the Executed Agreement on June 9, 2010 in the Circuit Court of the Fourth Judicial Circuit, Duval County, Florida, Case No.: 16-2010-CA-007397 (the "Litigation");

D.   WHEREAS, the Parties to this Agreement acknowledge that continued litigation concerning the enforcement of the Executed Agreement would be expensive, and time consuming for all parties;

E.   WHEREAS, the Parties hereto desire to resolve all issues between them arising out of the Executed Agreement and the matters addressed by the Executed Agreement, as specifically provided herein;

F.   WHEREAS, but for paragraph 1 and 2 of the Executed Agreement, the terms and provisions of the Executed Agreement are fully incorporated herein;

NOW, THEREFORE, the Parties do hereby covenant and agree as follows:

1.   Settlement Amount.   Solar Energy shall assign the domain name to Sunset Power, as set forth in the Assignment of Domain Name ("Assignment") attached hereto as Exhibit A. Other than the foregoing assigned domain name, Solar Energy shall not be restricted in its use of any other domain name as permitted by law.

2.   Transfer of Domain Name Registration/Network Solutions.   In accordance with the "Assignment of Domain Name" agreement being executed along with this "Settlement and Release Agreement", Solar Energy shall transfer the www.solarenergy.com domain name registration ("the Domain Name Registration") registered with Network Solutions from Solar Energy to Sunset Power. In order to effectuate such transfer, Solar Energy shall:

(a)   Deliver written confirmation (e-mail from Ryan Jones through Solar Energy's counsel) on the date this Settlement and Release Agreement is executed that the administrative contact listed for such Domain Name Registration with Network Solutions, namely, ryan.jones@solarenergy.com, is correct;

(b)   On or before July 26, 2010 contact Network Solutions via email to "unlock" the Domain Name Registration (the administrative contact must send an email to Network Solutions requesting that the Domain Name Registration be unlocked);

(c)   Thereafter, as soon as Solar Energy receives an email from Network Solutions requesting authorization to transfer the Domain Name Registration to Sunset Power (the email will be automatically generated from Network Solutions based on Sunset Powers' request for a transfer), Solar Energy shall respond to such request for authorization to transfer within forty-eight (48) hours of receipt of such email from Network Solutions authorizing the transfer of the Domain Name Registration to Sunset Power.

3.   Dismissal of Civil Case No.: 16-2010-CA-007397. Within ten (10) days of the date the Settlement Amount is delivered, the Parties shall sign and file a Stipulated Dismissal with Prejudice with the Circuit Court.

4.   Dismissal of Civil Case No.: CA-018501. Within ten (10) days of the date the Settlement Amount is delivered, the Parties shall sign and file a Stipulated Dismissal with Prejudice with the Circuit Court.

5.   Dismissal of AAA Arbitration Case No. 33 198 00538 09. Within ten (10) days of the date the Settlement Amount is delivered, the Parties shall sign and file a Stipulated Dismissal with the American Arbitration Association.

6.   Release of Claims: Except as provided in this Agreement, the Parties for themselves and their respective heirs, executors, administrators, employees, officers, directors, shareholders , members and managers , and as to NP Capital and Solar Energy and their subsidiaries, including but not limited to, Solar EOS, Inc., SNRY Solar, Inc., and SNRY Ponce, Inc., and as to David H. Smith, the David H. Smith Trust, SunWorks and Sunset Power, (collectively the "Releasors"), fully release and forever discharge each other and their respective heirs, executors, administrators, employees, officers, directors, shareholders, members and managers (collectively the "Released Parties"), whether acting within or without the scope of their authorization, individually or in an authorized capacity, from any and all claims, demands, actions, causes of action, liabilities, duties and obligations whatsoever, known or unknown from the beginning of the world to the date of this Agreement, specifically including but not limited to all any claims arising from or related to with the Website Purchase Agreement, the Note, the Consulting Agreement (as those terms are defined in the executed Agreement), and the Litigation. The foregoing release shall apply regardless whether the claim is founded in tort or contract, including but not limited to, breach of contract, bad faith, misrepresentation, breach of fiduciary duty, tortious interference with contract, tortious interference with prospective business advantage, negligence, interference with contracts or business prospects, statutory violations and unfair claims or business practices, arising at any time or in manner related to the Executed Agreement and/or the Transaction as defined in the

Executed Agreement, management and the conduct of the business and affairs either Party, and specifically includes any claim for incidental and consequential damages.

7. <u>Assertion of Claims</u>. Each of the Parties hereby expressly agrees that, as further consideration and inducement for the transactions provided for herein, neither such Party nor any third party claiming by or through such Party shall ever file a grievance, administrative complaint or lawsuit asserting any claims that are released in Section 6 above. If any Party, or any third party claiming by or through any Party, violates this promise and files a grievance, administrative complaint, or lawsuit based upon legal claims released in this Agreement, the other Parties shall be entitled to recover from the breaching party all costs, including actual attorneys' fees, incurred in defending against such claims.

8. <u>Future Discoveries</u>. Each Party hereto acknowledges that such Party might hereafter discover facts different from, or in addition to, those such Party now knows or believes to be true with respect to a claim or claims released herein, and such Party expressly agrees to assume the risk of possible discovery of additional or different facts, and agrees that this Agreement shall be and remain effective, in all respects, regardless of such additional or different discovered facts.

9. <u>No Admissions</u>. The Parties agree that the signing of this Agreement should not be construed as an admission that any of the Parties has done anything wrong nor has any liability to any other Party or anyone else.

10. <u>No Disparagement</u>. The Parties shall not, in any manner, publish, write, convey, utter, transmit, speak, express, enunciate or address to any third party, any words, remarks, comments or expressions, in any manner, which reasonable and prudent individuals would believe to be disparaging, derogatory, defamatory or libelous about each other. The Parties agree any breach of this provision may be enforced by specific performance and such other relief may be sought in law as well.

11. <u>Confidentiality</u>. The Parties covenant and warrant that the terms of this Agreement, and all negotiations leading up to this Agreement, will be kept confidential. The Parties will not disclose any of these terms or negotiations to anyone other than the Parties, their attorneys or accountants, unless a party hereto making a disclosure has been compelled to do so pursuant to the order of a court of competent jurisdiction as necessary to enforce the terms hereof, or as required by law or taxing authorities. In this regard the Parties agree there may be a need for the Parties to say something and therefore it shall be permissible to state generally that the Parties amicably terminated their relationship, and/or that there are no non-competition restrictions between the parties.

12. <u>Warranties and indemnification.</u> The Parties hereby represent and warrant to each other, none of them have assigned, sold, transferred or otherwise disposed of any of the causes of action, claims or matters for which the Release was given. To the extent any Party has assigned or transferred claims, the Party having so assigned or transferred shall hold and defend the non-breaching Party harmless from and against any and all claims, liabilities, or damages of any kind or character arising out of or in connection with such assignment or transfer.

Settlement & Release Agreement

13. <u>General Terms:</u>

(a) The execution of this agreement does not release or waive the right(s) of the Parties to enforce this Agreement or any of the terms hereof.

(b) The existence, content, terms and provisions hereof may be introduced into evidence in any action, suit, or proceeding only for the purpose of enforcing this Agreement.

(c) The Parties acknowledge and agree that if any fact now believed to be true is found to be other than or different from that which is now believed, the Parties expressly assume the risks of such difference in fact and agree this Agreement shall remain effective notwithstanding any difference in fact.

(d) Should any party comprising the Parties be required to institute any action or proceeding to enforce this Agreement, or for damages by reason of an alleged breach of any provision thereof, the prevailing party(s) shall be entitled to be reimbursed by the non-prevailing party(s) for all costs and expenses incurred thereby, including, but not limited to, such amount as the court may adjudge to be reasonable attorneys' fees. **The Parties hereby expressly waive any right to a trial by Jury. Any action arising from this Agreement shall be filed exclusively in the Courts in and for Duval County, Florida.**

(e) This Agreement shall be binding upon and shall inure to the benefit of the Parties, their legal representatives executors, administrators, heirs, successors-in-interest and assigns.

(f) This Agreement contains the entire agreement among the Parties with respect to the matters herein and supersedes and replaces any and all prior negotiations, proposed agreements and agreements, written or oral. Each Party acknowledges that no promise, representation or warranty whatsoever, express or implied, not contained or referenced herein, concerning the subject matter of this Agreement, has been made by any other Party, or any agent or attorney of any other Party, to induce said Party to execute this Agreement, and each Party acknowledges that said Party has not executed this Agreement in reliance on any such promise, representation or warranty not contained herein.

(g) This Agreement shall be construed under and interpreted in accordance the laws of the State of Florida, as they exist on the date hereof.

(h) Any signatory hereto who signs on behalf of another, hereby warrants that he has the authority to sign on behalf of such person or entity.

(i) The Parties warrant that each enters into this Agreement after having conferred with their respective attorneys and such attorneys have examined this Agreement and have explained the consequences associated with the execution of this Agreement. Each party hereto fully understands and voluntarily accepts the terms of this Agreement.

(j) This Agreement may be executed in counterparts with the same effect as if the signatures hereto and thereto were upon the same instrument. Each counterpart shall be deemed

an original, which taken together, shall constitute a single instrument. Facsimile signatures shall be deemed acceptable as if made in the original.

(k) The terms of this Agreement shall be construed according to the mutual intent of the Parties, and shall not be construed strictly for or against any party.

(l) The Parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

(m) If any court of competent jurisdiction holds any provision of this Agreement invalid or unenforceable, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(n) The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All words used in this Agreement will be construed to be of such gender or number, as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms the term shall be construed to treat the included Parties jointly and severally, such that each party included in the term shall have all of the rights that all of the included Parties have and can act with or without such other included Parties, and each party included in the term shall have all of the obligations that all of the included Parties have.

(o) With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

(p) All notices, consents, waivers, and other communications required by this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), or (b) sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses set forth below (or to such other addresses and telecopy numbers as a party may designate by notice to the other Parties):

Solar Energy, Inc., f/k/a SEI Acquisition, Inc:

> Attn: Mr. David Fann, CEO
> Solar Energy Initiatives, Inc.,
> 818 A1A North, Suite 201
> Ponte Vedra Beach, FL 32082

David H. Smith and the David H. Smith Trust, Sunset Power, Inc., f/k/a Solar Energy, Inc., a Florida corporation:

> Attn: David H. Smith
> Sunset Power

5191 Shawland Road
Jacksonville, FL 32254

(remainder of page intentionally left blank; signature pages to follow)

THE UNDERSIGNED HEREBY CERTIFY THAT WE HAVE READ THIS ENTIRE AGREEMENT AND FULLY UNDERSTAND ALL THE TERMS AND CONSEQUENCES OF ENTERING INTO IT, WHEREOF, WE HAVE EXECUTED THIS AGREEMENT AS OF THE DAY AND DATE ABOVE WRITTEN:

Dated this 19th day of July, 2010

SOLAR ENERGY, INC., f/k/a SEI Acquisition, Inc.

By: David Fann
Its: Chief Executive Officer

NP CAPITAL CORP.

By:
Its:

SUNWORKS SOLAR SYSTEM, INC.



_____
By: David H. Smith
Its: President

SUNSET POWER, INC., f/k/a Solar Energy, Inc.



_____
By: David H. Smith
Its: President



_____
David H. Smith

THE DAVID H. SMITH TRUST



_____
By: David H. Smith, as Trustee for the
  David H. Smith Trust

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